UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(name of Registrant)

Level 11, 459 Collins Street
Melbourne VIC 3000
Australia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

EXPLANATORY NOTE

The Company, a foreign private issuer, is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, the Company has elected to furnish to the SEC, under cover of this Form 6-K, the unaudited financial statements and other information that would have been included by the Company in a Form 10-Q for its quarter ended September 30, 2011 had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the quarter ended September 30, 2011 and for the period from July 29, 2010 (inception) to September 30, 2011 are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our ability to consummate a successful business transaction; uncertainty of capital resources; the speculative nature of our business; our ability to successfully implement new strategies; present and possible future governmental regulations; operating hazards; competition; the loss of key personnel; any of the factors in the “Risk Factors” section of our Registration Statement No. 333-169983 and in Item 3.D. of our annual report on Form 20-F; other risks identified in this Report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

Overview

We are a newly-formed blank check company organized under the laws of the Cayman Islands on July 29, 2010 as an exempted company with limited liability. Exempted companies are Cayman Islands companies intending to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Law of the Cayman Islands. As an exempted company, we are not currently obligated to pay any taxes in the Cayman Islands on either income or capital gains.  We also have been granted an exemption from the imposition of any such tax on us for 20 years from August 17, 2010.  We were formed for the purpose of acquiring, or acquiring control of, one or more operating businesses or assets that we have not yet identified through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction.  We are not limited to a particular industry or geographic region for purposes of consummating an initial business transaction. Notwithstanding, we intend to focus on operating businesses that have their primary operations located in the Commonwealth of Australia. We believe the following sectors, among others, offer value creation opportunities: mining, financial services and media, entertainment and leisure. Of these industry sectors, we will focus on those that we believe are capable of providing attractive financial returns.  We may also focus on other geographic regions or industries if we believe that those regions or industries are better able to provide these attractive financial returns. We have not established specific criteria that would trigger our consideration of businesses outside of the Commonwealth of Australia or the above industry sectors.  Our initial business transaction must be with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into such initial business transaction.  We do not have any specific business transaction under consideration although we are actively searching for a target business.

We intend to utilize cash derived from the proceeds from our initial public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business transaction. The issuance of additional shares of our capital stock in a business transaction:

•	may significantly dilute the equity interests of our shareholders;

•	may subordinate the rights of holders of ordinary shares if we issue preferred stock with rights senior to those afforded to our ordinary shares;

•
may cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, any issuance of debt securities could result in:

•	default and foreclosure on our assets if our operating revenues after a business transaction are insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if we breach any covenants contained in any debt agreements, such as covenants that require the maintenance of financial ratios or revenues, without a waiver or renegotiation of such covenants;

•	our obligation to immediately repay all principal and accrued interest, if any, to the extent any debt security is payable on demand; and

•
our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such debt security is outstanding, or to the extent our existing leverage discourages other potential investors in our debt.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception to the closing of our initial public offering was limited to preparations for that event. Since the consummation of our initial public offering, our activity has been limited to evaluating business transaction candidates. We have not generated any operating revenues and will not until after completion of our initial business transaction, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur substantially increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence.

For the three months ended September 30, 2011, we had a net (loss) of ($89,253) consisting of expenses of $89,253. All of these expenses were incurred during the three months ended September 30, 2011.

Liquidity and Capital Resources

As of September 30, 2011, we had $558,570 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger.

Our initial public offering and the private placement of insider warrants to our executive officers and directors provided us with $1,028,300 of working capital after transferring $64,640,000 into the trust account. For the three months ended September 30, 2011 we used cash of $49,748 in operating activities which was largely attributable to a net loss for the period of $89,253 and reduction of accounts payable and accruals of $49,546 resulting in a net decrease in cash of $49,748 for the three months ended September 30, 2011. Adding the net cash increase of $558,570 for the period from July 29, 2010 (inception) to September 30, 2011, to the cash we started with on July 31, 2010 of $46,585 we ended the period at September 30, 2011 with a cash balance of $558,570.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We believe that the $558,570 in funds available to us outside of the trust account, together with interest earned on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, will be sufficient to allow us to operate until August 15, 2012, assuming that a business transaction is not consummated during that period.  Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants, sites or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business transaction.  In order to meet our working capital needs, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his sole discretion. The unpaid principal amount of any such loans may be converted, at the option of the lender, into warrants to acquire shares of the post transaction business on the basis of one warrant for each $0.50 of principal amount so converted.  The warrants would be identical to the insider warrants.  The holders of a majority of any such warrants that may be issued (or the underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan.  The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed by us subsequent to such date.  We will bear the expense incurred with the filing of any such registration statements.  The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist.  However, such loans would not have any recourse against the trust account and would be on terms believed by us to be no less favorable to us than would be available from unaffiliated third parties.

We anticipate that we will incur approximately:

•	$300,000 of expenses for due diligence (excluding accounting and legal due diligence) of prospective target(s);

•
$300,000 of expenses for legal and accounting expenses attendant to the due diligence investigation, structuring and negotiation of a business transaction including the payment of exclusivity fees in the course of negotiation of a business transaction;

•	$210,000 for office space and administrative and support services;

•	$75,000 of expenses in legal and accounting fees relating to our SEC reporting obligations; and

•	$115,000 for general working capital that will be used for miscellaneous expenses and general corporate purposes (including director and officer liability insurance premiums).

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business transaction and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We do not believe we will need to raise additional funds until the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business transaction that is presented to us. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

We have evaluated the appropriate accounting treatment for the insider warrants and the warrants attached to the public units. In accordance with GAAP, we are not required to net-cash settle such warrants under any circumstances, including when we are unable to maintain sufficient registered shares to settle such warrants.  Accordingly, we intend to classify such instruments within permanent equity as additional paid-in capital.

We believe the purchase price of the insider warrants is greater than the fair value of such warrants. Therefore, we will not be required to incur a compensation expense in connection with the purchase by our management team of the insider warrants.

Related Party Transactions

We are obligated, commencing on the date of the consummation of our initial public offering, to pay to Ziegler Asset Partners a monthly fee of $10,000 for office space and administrative and support services. Peter Ziegler, our chairman of the board and chief executive officer, is the president of Ziegler Asset Partners.

On November 19, 2010, immediately prior to the consummation of our initial public offering, we consummated the private sale of 8,000,000 insider warrants to our executive officers and directors at a price of $0.50 per warrant, generating gross proceeds of $4.0 million.  For a further description of this transaction, see “Other Information – Unregistered Sales of Equity Securities and Use of Proceeds,” below.

On November 15, 2010 and December 1, 2010 we redeemed from our initial shareholders, at a nominal cost to us, an aggregate of 613,334 initial ordinary shares and 320,000 initial ordinary shares, respectively.  For a further description of these transactions, see “Other Information – Unregistered Sales of Equity Securities and Use of Proceeds,” below.

Recent Accounting Pronouncements

We do not believe that any recently issued, but not yet effective, accounting standards, if adopted, would have a material effect on our financial position and results of operation.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our initial public offering, including amounts in the trust account, have been invested in U.S. government securities with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as of the end of the period covered by this report on Form 6-K. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management (including our principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure and that our disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Changes in Internal Control Over Financial Reporting

As required by Rule 13a-15(d) of the Exchange Act, our management, including our principal executive officer and our principal financial officer, conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this report on Form 6-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our principal executive officer and principal financial officer concluded no such changes during the period covered by this report on Form 6-K materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

OTHER INFORMATION

Legal Proceedings

Not applicable

Risk Factors

Not applicable

Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable

Defaults Upon Senior Securities

Not applicable

Other Information

Not applicable

Exhibits

(a)   Exhibits.

31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)

31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)

32.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350

99.1	Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2011	AUSTRALIA ACQUISITION CORP.

	By:	/s/Peter Ziegler
Name: Peter Ziegler
Title: Chairman of the Board and Chief Executive Officer